vFrascona Joiner Goodman and Greenstein, P.C.
4750 Table Mesa Drive
Boulder, Colorado 80305
ph: 303 494 3000
fx: 303 494 6309

December 26, 2007

Donna Levy
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549

Re:	Market Data Consultants, Inc.
Amendment No.3 to Registration Statement on Form SB-2
Filed July 12, 2007
File No.: 333-137799

Form 10-KSB for the yearly period ended February 28, 2007, filed May 29, 2007
Form 10-QSB for the quarterly period ended May 31, 2007, filed July 18 2007
File No. 0-52009

Dear Ms. Levy:

On behalf of Market Data Consultants, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated August 10, 2007 regarding the Company’s registration statement on Form SB-2 and certain previously filed periodic reports.

Form SB-2/A filed on July 12, 2007

General

1.
Please update your financial statements included within the registration statement to comply with Item 310(g) of Regulation S-B. Please correspondingly update all related disclosure throughout the registration statement as necessary.

The registration statement has been updated to include the unaudited financial statements as of August 31, 2007. Related disclosures throughout the registration statement have also been updated.

Directors, Executive Officers, Promoters and Control Persons

Director and Executive Officer

Biographical Information, page 18

2.
Mr. Cheung’s biography must briefly describe his business experience during the past five years, including the month and years he held each named position or office. It must also identify each reporting company in which he has held a directorship. Please refer to Item 401 of Regulation S-B. Ensure that Mr. Cheung’s biography includes this information. To that end, we note the following:

•
Mr. Cheung is currently the sole office and director of China Multimedia, Inc. Please add his affiliation with this company to his biography, including a description of the business that China Multimedia engages in, and revise the amount of time Mr. Cheung spends on your business accordingly.

•
Mr. Cheung was also the CFO and a director of Apex Wealth Enterprises Limited (now called China Security and Surveillance Technology, Inc.), positions he resigned from in July 2005. Please add his affiliation with this company to his biography and include a description of the business engaged in by Apex Wealth Enterprises Limited and China Security and Surveillance Technology, Inc.

The biographical information for Mr. Cheung has been revised and updated in response to this comment.

Executive Compensation

Summary Compensation Table, page 20

3.
In the narrative under this table, you state that compensation “was determined after discussion about expected time commitments, remuneration paid by comparable organizations and flexibility…” provided by not having employment agreements. However, you state on page 20 that you have not paid any compensation to your Executive Officer. Please advise.

The registration statement has been amended in response to this comment to clarify that we have paid no compensation to any officer or director.

Certain Relationships and Related Transactions

4.	State whether the loans from Mr. Cheung are payable upon demand. Please update this information for the loan obtained from Mr. Cheung in May 2007.

The registration statement has been amended in response to this comment to include updated information and to indicate that the loans are payable upon demand.

Description of Business

Customer and Marketing, page 28

5.
We note your statement that in 2007 you plan to organize these seminars. We note that on page 31 of the prospectus you state that you have not commenced any operations. We also note the statement in your Form 10-K on page 6 that you are organizing in-house information sessions and plan one in the third quarter of 2007, and another one in 2007. Please reconcile these statements.

The registration statement has been amended in response to this comment. We have not yet commenced any seminars or organized any in-house information sessions. We are still organizing an in-house information session and the specific date and time of it will be determined after discussion. We are currently planning to have one or more in-house information sessions in the first quarter of 2008. The date will depend on the timing of raising funding.

Exhibits

6.
We note your auditor’s consent letter refers to amendment 2 to the Form SB-2; however, you have currently filed amendment 3 to the Form SB-2. Please ensure your auditor refers to the latest amendment to the registration statement when providing its consent letter.

An updated auditors consent referring to Amendment 4 is filed with the latest amendment.

Form 10-QSB for the quarterly period ended May 31, 2007

Form 10-KSB for the yearly period ended February 28, 2007

Controls and Procedures

7.
In future filings, please have your Chief Executive Officer and Chief Financial Officer perform the evaluation of the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-B.

This comment is acknowledged.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.